Filed by SanDisk Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: msystems Ltd.
Commission File No.: 001-11712
This email was sent by the Chief Executive Officer of SanDisk Corporation to msystems Ltd. employees on August 3, 2006.
SanDisk Corporation
601 McCarthy Blvd.
Milpitas, CA 94035
SanDisk® Welcome from Eli, CEO of SanDisk
Eli Harari, Chief Executive Officer
Well, it’s been quite a week. Dov and I are together at the groundbreaking for our Fab 4 with Toshiba in Yokkaichi. It was very exciting for me to join msystems’ company meetings Monday and have the opportunity to introduce SanDisk and the acquisition rationale to you. The deal understandably is full of deep feelings, sadness mixed with happiness, high expectations mixed with high anxiety, excitement mixed with fatigue for the team that has worked on the transaction for the past few weeks.
mystems, under Dov’s leadership and vision, has achieved phenomenal success in highly competitive markets, through transforming excellent concepts into real products and real markets. At the end of the day though, it is the people of msystems that made all this happen. It is you, the msystems team, that attracted us towards this union.
In the next few months, we will be working together on transforming the two companies into a unified, focused team that we expect will accelerate the pace of innovation and lead our industry in the coming decade. We believe that the combination will be very good for msystems’ customers, partners, suppliers, shareholders and you, the employees. The challenges we will face together are immense, however working as one team, I know we can make it happen.
I am excited and honored by the trust that Dov has placed with us through this agreement. These transition periods are never easy – but by focusing on the opportunities with your customers, you will give us a head start on the exciting future we have together.
Look forward to our joint success.
May the force be with Us!
Eli
Forward-Looking Statements
Statements contained in this document that are not historical facts, including statements regarding the consummation of the transaction, and the timing thereof, the expected benefits of the transaction, the future market for the companies’ products, future financial and operating results, plans, objectives, expectations and intentions, including plans with respect to future products and the continued support of msystems’ customers after the closing of the transaction, are forward-looking statements as that item is defined in the Private Securities Litigation Reform Act of

1995. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Many of these risks and uncertainties cannot be predicted with accuracy and some might not even be anticipated. Some of the factors that could significantly impact the forward-looking statements in this press release include the ability to obtain regulatory and other approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the risk that msystems’ business may not perform as expected, risks relating to msystems’ prior stock option grants, risks related to IP litigation involving either party and other risks, some of which are discussed in the companies’ reports filed with the Securities and Exchange Commission under the caption Risk Factors and elsewhere. Any forward-looking statement is qualified by reference to these risks and factors. These risks and factors are not exclusive, and the companies undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this release except as required by law. Additional information regarding these and other factors is contained in the companies’ SEC filings, including, without limitation, SanDisk’s Form 10-K for its fiscal year ended January 1, 2006, and its Form 10-Q for the fiscal quarter ended April 2, 2006, msystems’ Form 20-F for the year ended December 31, 2005 and msystems’ forms 6-K. The companies’ filings are available from the Securities and Exchange Commission or may be obtained on SanDisk’s website at www.sandisk.com and msystems website at www.msystems.com, as applicable.
Where You Can Find Additional Information
 SanDisk may file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed merger with the SEC. msystems’ security holders are urged to read any such proxy statement/prospectus if and when it becomes available and other relevant documents filed with the SEC because they will contain important information. msystems’ security holders may obtain a free copy of any such information statement/prospects (if and when it is available) and other documents filed by SanDisk with the SEC at the SEC’s website at http://www.sec.gov. Any such information statement/prospectus and these other documents may also be obtained for free from SanDisk Investor Relations, 601 McCarthy Boulevard, Milpitas California 95035 (+1 408-801-1000).
If a Registration Statement is not filed by SanDisk, msystems’ security holders are advised to read the proxy statement regarding the proposed merger, which will be made available, because it will contain important information. msystems’ security holders will be able to obtain a free copy of the proxy statement (when it is furnished to the SEC and becomes available) at the SEC’s website at http://www.sec.gov. Such proxy statement (when it becomes available) may also be obtained by msystems’ security holders for free from msystems’ investor relations, 7 Atir Yeda, Kfar Saba 44425 Israel (+972 9-764-5000). msystems’ and its directors and executive officers may be soliciting proxies from msystems’ security holders in connection with the proposed merger. A description of certain interests that msystems’ directors and executive officers may have in the merger will be available in the proxy statement.